Exhibit 99.9

Electra Meccanica SOLO – Concept to Production in Less than Two Years

VANCOUVER, March 7, 2018 /CNW/ - Electra Meccanica (OTCQB: ECCTF) collaborated with Siemens PLM Software and MAYA Heat Transfer Technologies Ltd. to bring its new SOLO electric vehicle to production in just 18 short months.

This video details how Electra Meccanica (EMV) utilized Siemens' product lifecycle management software solutions as well as its expertise in the computer aided engineering to optimize the design for structure, thermal, flow and material composition and to maximize the overall performance of the SOLO.

Developed by Electra Meccanica, the SOLO is the first all-electric, single-seat vehicle designed to reduce congestion, air pollution and operating cost. It can achieve highway speeds and has a 100 mile range on a full charge that would cover most drivers' daily commuting needs, making SOLO the ideal supplementary vehicle that is fun to drive at an affordable price. $250 fully-refundable pre-orders can be made by visiting the EMV website at http://smallEV.com.

Electra Meccanica Vehicles Corp., a Canadian-based designer and manufacturer of electric vehicles, builds the innovative, all-electric SOLO, a single passenger vehicle developed to revolutionize the way people commute, as well as the Tofino convertible, an elegant high-performance sports car. Both vehicles are tuned for the ultimate driving experience while making your commute more efficient, cost-effective and environmentally friendly.

Intermeccanica has successfully been building high-end specialty cars for 57 years. Electra Meccanica, with its subsidiary Intermeccanica, is delivering next generation affordable electric vehicles to the masses.